

March 5, 2014

By E-mail
Mr. Jeremy D. Harris
 President
Arrow Cars International, Inc.
Calle del Escritor Herrara Santaolalla, No. 2
Churriana, Malaga, Spain 29140

> **Re: Arrow Cars International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 3, 2014**
> **File No. 0-55002**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

Please amend the Item 4.01 Form 8-K in its entirety for the below comments as soon as practicable. In addition, please provide a correspondence letter that addresses each of our concerns.

1.   See the first paragraph. Please expand your disclosure to state that the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Labrozzi & Co., P.A. on February 13, 2014. In addition, please clarify whether as a result of that revocation, you dismissed Labrozzi & Co., P.A. as of this date, or whether they resigned. We note the heading of this section indicates that Labrozzi & Co., P.A. had been dismissed. See Question 111.07 of Regulation S-K of the SEC's Compliance and Disclosure Interpretations ("C&DIs") which can be found at the SEC's website at www.sec.gov, under the section Division of Corporation Finance. We also refer you to Item 304(a)(1)(i) of Regulation S-K, whereby the client-auditor cessation date should be

disclosed, along with whether the former accountant was dismissed, resigned, or declined to stand for re-election.

2. See the second paragraph. In the first sentence please revise to clarify that "Labrozzi's report on the Company's financial statements…or accounting principles with the exception that Labrozzi's audit reports *on the financial statements for the years* December 31, 2012 and December 31, 2011, contained an explanatory note which raised substantial doubt as to the ability of the Company to continue as a going concern."

3. Also see the second paragraph. In the second sentence please revise to clarify, if true, that "During the Company's two most recent fiscal years and any subsequent interim period for which a review report was provided *and through the dismissal date of Labrozzi,* the Company did not have any disagreements with…make reference to the subject matter of the disagreements in connection with its report." For guidance, see Question 111.01 of Regulation S-K of the C&DIs.

4. The amended Item 4.01 Form 8-K, to be filed, should also include an Exhibit 16 letter from Labrozzi & Co., P.A. indicating whether or not they agree with your revised disclosures. If such letter has been requested, but cannot be obtained, please so state. For guidance, see Question 214.01 of the Exchange Act Form 8-K of the C&DIs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant